SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No.3)

                               Tesco Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   88157K101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Centennial Energy Partners, L.P.
                575 Lexington Ave., 33rd Fl., New York, NY 10022
                                (212) 753-5150
                             Attn:  Peter Seldin
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 15, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  88157K101


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		2,390,476


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		2,390,476


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,390,476

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.37%


14.  TYPE OF REPORTING PERSON*	PN
















CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Hoyt Farm Partners, L.P.


     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		2,076,954


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		2,076,954


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,076,954

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.53%


14.  TYPE OF REPORTING PERSON*	PN












CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Quadrennial Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		525,547


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		525,547


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     525,547

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.4%


14.  TYPE OF REPORTING PERSON*	PN
















CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners V, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		58,373


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		58,373


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	.16%


14.  TYPE OF REPORTING PERSON*	PN















CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		5,051,350


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		5,051,350


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,051,350

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	13.45%


14.  TYPE OF REPORTING PERSON*	OO














CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Peter K. Seldin
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			108,066


8.   SHARED VOTING POWER		5,051,350


9.   SOLE DISPOSITIVE POWER		108,066


10.  SHARED DISPOSITIVE POWER		5,051,350


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,159,416

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	13.73%


14.  TYPE OF REPORTING PERSON*	IN















CUSIP No.  	88157K101
            ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.
	The information in Item 1 has not changed since the Amendment 1 to the 13D previously filed by the Reporting persons on May 2, 2006.

________________________________________________________________________________
Item 2.  Identity and Background.
	The information in Item 2 has not changed since the Amendment 1 to the 13D previously filed by the Reporting persons on May 2, 2006.

_______________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration
	Item 3 of Schedule 13D is hereby amended by the addition of the following:


19,934 shares of the Common Stock owned directly by Mr. Seldin were received in a pro-rata distribution from Centennial LLC on September 11, 2008. Centennial LLC received such shares which were distributed to Mr. Seldin from simultaneous pro-rata distributions from Quadrennial. In his capacity as director of the Company, Mr. Seldin has been granted additional options to purchase 11,500 shares of Common Stock of the Company at various exercise prices and has also been issued additional grants of 5,700 Restricted Stock Units("RSU'S) by the Company. Each RSU may be redeemed for one share of Common Stock. Since the previous filing, 633 shares of Common Stock have been issued to Mr. Seldin upon redemption of the same number of RSU's by the Company. Upon Mr. Seldins retirement from the Board, see Item 4, the aggregate unvested options to purchase 19,500 shares of Common Stock immediately vested in accordance with the Companys Amended and Restated 2005 Tesco Corporation Incentive Plan.
In addition, the aggregate 8,434 outstanding and unvested RSUs also vested under an accelerated schedule. These RSUs were redeemed in exchange for 8,434 shares of Common Stock of the Company which were simultaneously issued to Mr. Seldin.

______________________________________________________________________________
Item 4.  Purpose of Transaction.

    Item 4 is hereby amended and restated in its entirety as follows.

On May 15th, 2009 at the Companys Annual General Meeting of Shareholders, Mr. Seldin retired from the Companys Board of Directors.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer;
(d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuers charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.















________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     Item 5(a) and 5(c) of Schedule 13D is hereby amended and restated in its entirety as follows:

        (a)As of the date hereof, (i) Energy owns beneficially 2,390,476
Shares of the Common Stock, constituting approximately 6.37% of the shares outstanding, (ii) Hoyt Farm owns beneficially 2,076,954 shares of the Common Stock, constituting approximately 5.53% of the shares outstanding,
iii) Quadrennial owns beneficially 525,547 shares of the Common Stock, constituting approximately 1.40% of the shares outstanding, iv) Centennial
V owns beneficially 58,373 shares of the Common Stock, constituting approximately .16% of the shares outstanding, (v) Centennial LLC owns beneficially 5,051,350 shares of the Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 5,159,416 shares of the Common Stock, representing shares and options to purchase shares owned directly by him and the entity named in (v) above. In the aggregate, the Reporting Persons beneficially own a total of 5,159,416 shares of Common Stock, constituting approximately 13.73% of the shares outstanding. The percentages used herein are based upon 37,551,466 outstanding shares of Common Stock as of April 30, 2009 as reported in the Companys Form 10Q for the quarterly period ended March 31, 2009, and adjusted in the case of Peter K. Seldin by the addition of outstanding options to purchase Common Stock.


  (c) All open market transactions in the Common Stock affected during the last 60 days by the Reporting Persons are set forth in Exhibit B hereto. In addition, upon Mr. Seldins retirement from the Board, see Item 4, the aggregate 8,434 outstanding and unvested RSUs also vested under an accelerated schedule. These RSUs were redeemed in exchange for 8,434 shares of Common Stock of the Company which were simultaneously issued to Mr. Seldin at no cost. The market value of the shares of Common Stock was calculated in accordance with the Amended and Restated 2005 Tesco Corporation Incentive Plan at $9.65 per share.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	The information in Item 6 has not changed since the Amendment 1 to the 13D previously filed by the Reporting persons on May 2, 2006.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

	Exhibit A: Agreement between the Reporting Persons to file jointly

________________________________________________________________________________




















                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 19, 2009


Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin					Peter K. Seldin
	Centennial Energy Partners, L.L.C.		Managing Member
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
				  				Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner




























                                    EXHIBIT A

                                    AGREEMENT

	The undersigned agree that this schedule 13D dated May 19, 2009 relating to the Common Stock of Tesco Corporation shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin					Peter K. Seldin
	Centennial Energy Partners, L.L.C.		Managing Member
      General Partner

Hoyt Farm Partners, L.P. 			By: /s/ Peter K. Seldin
					                Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner






























                           OPEN MARKET TRANSACTIONS           EXHIBIT B



  Date of 			No. of Shares		  Price Per Share
Transaction		   Purchased\(Sold)   		Excluding Commissions if any


HOYT FARM PARTNERS
May 8, 2009				(68,200)			  11.04
May 11, 2009			(59,100)			  11.00
May 12, 2009		      (43,900)                  10.50
May 13, 2009                  (16,500)                  10.06
May 18, 2009                  (14,800)                   9.58